Exhibit 99.1

February 15, 2024

Globant Reports 2023 Fourth Quarter and Full Year Financial Results

Solid Finish to the Year and Positive Outlook Ahead

•	Fourth quarter revenues of $580.7 million, up 18.3% year-over-year
•	IFRS Diluted EPS of $0.96 for the fourth quarter
•	Non-IFRS Adjusted Diluted EPS of $1.62 for the fourth quarter
•	Full year 2023 revenues of $2,095.9 million, up 17.7% year-over-year
•	IFRS Diluted EPS of $3.64 for the full year
•	Non-IFRS Adjusted Diluted EPS of $5.74 for the full year

LUXEMBOURG / February 15, 2024 - Globant (NYSE: GLOB), a digitally native company focused on reinventing businesses through innovative technology solutions, today announced results for the three months and year ended December 31, 2023.

Please see highlights below, including certain Non-IFRS measures. Note that reconciliations between Non-IFRS financial measures and IFRS operating results are disclosed at the end of this press release.

Fourth Quarter 2023 Financial Highlights

•	Revenues rose to $580.7 million, representing 18.3% year-over-year growth.
•	IFRS Gross Profit Margin was 35.9% compared to 37.4% in the fourth quarter of 2022.
•	Non-IFRS Adjusted Gross Profit Margin was 38.0% compared to 39.0% in the fourth quarter of 2022.
•	IFRS Profit from Operations Margin was 9.5% compared to 11.2% in the fourth quarter of 2022.
•	Non-IFRS Adjusted Profit from Operations Margin was 15.3% compared to 16.1% in the fourth quarter of 2022.
•	IFRS Diluted EPS was $0.96 compared to $0.91 in the fourth quarter of 2022.
•	Non-IFRS Adjusted Diluted EPS was $1.62 compared to $1.40 in the fourth quarter of 2022.

Full Year ended December 31, 2023 Financial Highlights

•	Revenues rose to $2,095.9 million, representing 17.7% year-over-year growth.
•	IFRS Gross Profit Margin was 36.1% compared to 37.6% for the full year 2022.
•	Non-IFRS Adjusted Gross Profit Margin was 38.1% compared to 39.2% for the full year 2022.
•	IFRS Profit from Operations Margin was 9.5% compared to 11.6% for the full year 2022.
•	Non-IFRS Adjusted Profit from Operations Margin was 15.2% compared to 16.3% for the full year 2022.
•	IFRS Diluted EPS was $3.64 compared to $3.47 for the full year 2022.
•	Non-IFRS Adjusted Diluted EPS was $5.74 compared to $5.08 for the full year 2022.

Other Metrics as of and for the quarter ended December 31, 2023

•	Cash and cash equivalents and Short-term investments were $323.3 million as of December 31, 2023, a decrease of $17.6 million from $340.9 million as of December 31, 2022, driven mainly by investments in our platform business, expansion to new geographies, the addition of new studios and acquisitions. As of December 31, 2023, we had a total amount of $155 million drawn from our credit facility.
•	Globant completed the fourth quarter of 2023 with 29,150 Globers, 27,116 of whom were technology, design and innovation professionals.
•	The geographic revenue breakdown for the fourth quarter of 2023 was as follows: 57.4% from North America (top country: US), 22.9% from Latin America (top country: Argentina), 17.2% from EMEA (top country: Spain) and 2.5% from Asia and Oceania (top country: Japan).
•	Globant’s top customer, top five customers and top ten customers for the fourth quarter of 2023 represented 8.2%, 21.4% and 30.8% of revenues, respectively.
•	During the twelve months ended December 31, 2023, Globant served a total of 1,610 customers (with revenues over $10,000 in the last twelve months) and continued to increase its wallet share, with 311 accounts generating more than $1 million of annual revenues, compared to 259 for the same period one year ago.
•	In terms of currencies, 68.6% of Globant’s revenues for the fourth quarter of 2023 were denominated in US dollars.

“Our journey of two decades has been marked by resilience, innovation and a commitment to delivering exceptional results. As we reflect on our achievements from the fourth quarter and full year of 2023, we are very proud of the progress we have made as a company. Throughout the year, we expanded into new markets, forged valuable relationships with top-notch new clients and diversified our service offering. Our dedication to being a trusted end-to-end partner has enabled us to craft multiple solutions and continuously expand the breadth of our services, platforms and capabilities. With a global footprint in five continents and a focus on AI and generative AI capabilities, we are well-positioned for future growth,” said Martín Migoya, Globant’s CEO and co-founder. “Our recent acquisitions of GUT and Iteris further strengthen our creative and digital capabilities. As we enter 2024, we remain optimistic about the growth potential of our total addressable market and our ability to deliver industry-leading results.”

"Our strong results in 2023 reflect the strength inherent in our culture, the agility of our business model and the transformative impact of our work. We achieved a milestone of $2.1 billion in revenue, representing a remarkable 17.7% year-over-year growth, while capturing a significant market share and validating our value proposition. Our focus on profitability and operational efficiency resulted in solid financial health, as we maintained strong margins and generated meaningful profitability. With a robust financial position and significant free cash flow generation, we are strategically positioned to foster expansion and strengthen our strategic investments. We are grateful for the trust and support of our clients, shareholders and the entire Globant team as we continue our journey of growth and success,” explained Juan Urthiague, Globant's CFO.

2024 First Quarter and Full Year Outlook

Based on current market conditions, Globant is providing the following estimates for the first quarter and the full year of 2024:

•	First quarter 2024 Revenues are estimated to be at least $570.0 million, or 20.7% year-over-year growth.
•	First quarter 2024 Non-IFRS Adjusted Profit from Operations Margin is estimated to be in the range of 15-16%.
•	First quarter 2024 Non-IFRS Adjusted Diluted EPS is estimated to be at least $1.53 (assuming an average of 44.1 million diluted shares outstanding during the first quarter).
•	Fiscal year 2024 Revenues are estimated to be at least $2,435.0 million, implying at least 16.2% year-over-year revenue growth.
•	Fiscal year 2024 Non-IFRS Adjusted Profit from Operations Margin is estimated to be in the range of 15%-16%.
•	Fiscal year 2024 Non-IFRS Adjusted Diluted EPS is estimated to be at least $6.50 (assuming an average of 44.3 million diluted shares outstanding during 2024).

Conference Call and Webcast

Martin Migoya, Globant’s CEO and co-founder, Juan Urthiague, Globant’s CFO, Patricia Pomies, Globant’s COO, and Diego Tártara, Globant’s CTO, will discuss the fourth quarter 2023 results in a video conference call today beginning at 4:30pm ET.

Video conference call access information is:

https://more.globant.com/F4Q23EarningsCall

Webcast http://investors.globant.com/

About Globant (NYSE:GLOB)

We are a digitally native company that helps organizations reinvent themselves to create a way forward and unleash their potential. We are the place where innovation, design and engineering meet scale.

We have more than 29,000 employees and we are present in more than 30 countries across 5 continents working for companies like Google, Electronic Arts and Santander, among others.

We were named a Worldwide Leader in CX Improvement by IDC MarketScape report. We were also featured as a business case study at Harvard, MIT and Stanford. We are a member of the Cybersecurity Tech Accord.

For more information, please visit www.globant.com

Non-IFRS Financial Measures

While the financial figures included in this press release have been computed in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), this announcement does not contain sufficient information to constitute an interim financial report as defined in International Accounting Standards 34, “Interim Financial Reporting” nor a financial statement as defined by International Accounting Standards 1 “Presentation of Financial Statements”. The financial information in this press release has not been audited.

Globant provides non-IFRS financial measures in addition to reported IFRS results prepared in accordance with IFRS. Management believes these measures help illustrate underlying trends in the company’s business and uses the non-IFRS financial measures to establish budgets and operational goals, communicated internally and externally, for managing the company’s business and evaluating its performance. The company anticipates that it will continue to report both IFRS and certain non-IFRS financial measures in its financial results, including non-IFRS measures that exclude share-based compensation expense, depreciation and amortization, acquisition-related charges, and the related effect on income taxes of the pre-tax adjustments. Because the company’s non-IFRS financial measures are not calculated according to IFRS, these measures are not comparable to IFRS and may not necessarily be comparable to similarly described non-IFRS measures reported by other companies within the company’s industry. Consequently, Globant’s non-IFRS financial measures should not be evaluated in isolation or supplant comparable IFRS measures, but, rather, should be considered together with its consolidated statements of financial position as of December 31, 2023 and December 31, 2022 and its consolidated statements of comprehensive income for the three months and years ended December 31, 2023 and 2022, prepared in accordance with IFRS as issued by the IASB.

Globant is not providing a quantitative reconciliation of forward-looking Non-IFRS Adjusted Profit from Operations Margin or Non-IFRS Adjusted Diluted EPS to the most directly comparable IFRS measure because it is unable to predict with reasonable certainty the ultimate outcome of certain significant items without unreasonable effort. These items include, but are not limited to, share-based compensation expense, acquisition-related charges, and the tax effect of non-IFRS adjustments. These items are uncertain, depend on various factors, and could have a material impact on IFRS reported results for the guidance period.

Forward Looking Statements

In addition to historical information, this release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. These statements include, but are not limited to, statements regarding our future financial and operating performance, including our outlook and guidance, and our strategies, priorities and business plans. Our expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected. Factors that could impact our actual results include: our ability to maintain current resource utilization rates and productivity levels; our ability to manage attrition and attract and retain highly-skilled IT professionals; our ability to accurately price our client contracts; our ability to achieve our anticipated growth; our ability to effectively manage our rapid growth; our ability to retain our senior management team and other key employees; our ability to continue to innovate and remain at the forefront of emerging technologies and related market trends; our ability to retain our business relationships and client contracts; our ability to manage the impact of global adverse economic conditions; our ability to manage uncertainty concerning the instability in the current economic, political and social environment in Latin America; and other factors discussed under the heading “Risk Factors” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission and any other risk factors we include in subsequent reports on Form 6-K.

Because of these uncertainties, you should not make any investment decisions based on our estimates and forward-looking statements. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this press release whether as a result of new information, future events or otherwise.

Globant S.A.

Consolidated Statements of Comprehensive Income

(In thousands of U.S. dollars, except per share amounts, unaudited)

	Twelve Months Ended		Three Months Ended
	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022
Revenues	2,095,939	1,780,243	580,705	490,724
Cost of revenues	(1,340,178)	(1,110,848)	(372,384)	(307,204)
Gross profit	755,761	669,395	208,321	183,520

Selling, general and administrative expenses	(537,075)	(456,324)	(147,011)	(123,800)
Net impairment losses on financial assets	(18,808)	(6,364)	(4,829)	(4,541)
Other operating income and expenses, net	(916)	—	(1,530)	—
Profit from operations	198,962	206,707	54,951	55,179

Finance income	4,777	2,832	1,277	1,366
Finance expense	(23,753)	(16,552)	(8,690)	(5,142)
Other financial results, net	11,342	173	(131)	1,310
Financial results, net	(7,634)	(13,547)	(7,544)	(2,466)

Share of results of investment in associates	89	119	(96)	94
Other income and expenses, net	6,602	(395)	2,527	(2,414)
Profit before income tax	198,019	192,884	49,838	50,393

Income tax	(39,511)	(43,405)	(8,444)	(10,975)
Net income for the period	158,508	149,479	41,394	39,418

Other comprehensive income, net of income tax effects
Items that may be reclassified subsequently to profit and loss:
- Exchange differences on translating foreign operations	(16,721)	(21,770)	12,040	20,044
- Net change in fair value on financial assets measured at FVOCI	119	(107)	2,435	1,978
- Gains and losses on cash flow hedges	9,327	(3,171)	9,210	3,047
Total comprehensive income for the period	151,233	124,431	65,079	64,487

Net income attributable to:
Owners of the Company	158,538	148,891	42,133	39,185
Non-controlling interest	(30)	588	(739)	233
Net income for the period	158,508	149,479	41,394	39,418

Total comprehensive income for the period attributable to:
Owners of the Company	148,732	123,044	63,454	63,455
Non-controlling interest	2,501	1,387	1,625	1,032
Total comprehensive income for the period	151,233	124,431	65,079	64,487
Earnings per share
Basic	3.72	3.55	0.98	0.93
Diluted	3.64	3.47	0.96	0.91
Weighted average of outstanding shares (in thousands)
Basic	42,601	41,929	42,976	42,153
Diluted	43,594	42,855	43,970	43,079

Globant S.A.

Consolidated Statements of Financial Position as of December 31, 2023 and December 31, 2022

(In thousands of U.S. dollars, unaudited)

	December 31, 2023	December 31, 2022
ASSETS
Current assets
Cash and cash equivalents	307,223	292,457
Investments	16,070	48,408
Trade receivables	499,283	424,810
Other assets	31,753	15,197
Other receivables	54,786	70,212
Other financial assets	15,418	6,529
Total current assets	924,533	857,613

Non-current assets
Investments	1,833	1,513
Other assets	4,088	10,657
Other receivables	26,475	21,141
Deferred tax assets	60,777	41,982
Investment in associates	1,426	1,337
Other financial assets	34,864	34,978
Property and equipment	162,736	161,733
Intangible assets	235,540	182,572
Right-of-use assets	119,400	147,311
Goodwill	1,163,683	734,952
Total non-current assets	1,810,822	1,338,176
TOTAL ASSETS	2,735,355	2,195,789

LIABILITIES
Current liabilities
Trade payables	124,545	89,397
Payroll and social security taxes payable	221,843	203,819
Borrowings	156,916	2,838
Other financial liabilities	81,504	59,316
Lease liabilities	47,852	37,681
Tax liabilities	33,229	23,454
Income tax payable	11,287	11,276
Other liabilities	896	808
Total current liabilities	678,072	428,589

Non-current liabilities
Trade payables	2,981	5,445
Borrowings	2,191	861
Other financial liabilities	163,318	78,055
Lease liabilities	70,884	97,457
Deferred tax liabilities	9,706	11,291
Payroll and social security taxes payable	5,139	4,316
Provisions for contingencies	16,448	13,615
Total non-current liabilities	270,667	211,040
TOTAL LIABILITIES	948,739	639,629

Capital and reserves
Issued capital	51,705	50,724
Additional paid-in capital	1,022,918	950,520
Other reserves	(42,048)	(32,242)
Retained earnings	697,089	538,551
Total equity attributable to owners of the Company	1,729,664	1,507,553
Non-controlling interests	56,952	48,607
Total equity	1,786,616	1,556,160
TOTAL EQUITY AND LIABILITIES	2,735,355	2,195,789

Globant S.A.

Selected Cash Flow Data

(In thousands of U.S. dollars, unaudited)

	Three Months Ended
	December 31, 2023	December 31, 2022
Net Income for the period	41,394	39,418
Non-cash adjustments, taxes and others	56,119	50,219
Changes in working capital	63,389	9,553
Cash flows from operating activities	160,902	99,190
Capital expenditures	(36,323)	(14,903)
Cash flows from investing activities	(141,829)	(71,272)
Cash flows from financing activities	90,336	(31,059)
Net decrease in cash & cash equivalents	109,409	(3,141)

Globant S.A.

Supplemental Non-IFRS Financial Information

(In thousands of U.S. dollars, unaudited)

	Twelve Months Ended		Three Months Ended
	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022
Reconciliation of adjusted gross profit
Gross Profit	755,761	669,395	208,321	183,520
Depreciation and amortization expense	28,597	23,312	7,985	6,555
Share-based compensation expense - Equity settled	15,155	4,917	4,179	1,497
Adjusted gross profit	799,513	697,624	220,485	191,572
Adjusted gross profit margin	38.1%	39.2%	38.0%	39.0%

Reconciliation of selling, general and administrative expenses
Selling, general and administrative expenses	(537,075)	(456,324)	(147,011)	(123,800)
Depreciation and amortization expense	85,584	62,822	24,083	17,959
Share-based compensation expense - Equity settled	57,016	50,296	15,574	13,035
Acquisition-related charges (a)	21,092	13,612	6,604	4,611
Adjusted selling, general and administrative expenses	(373,383)	(329,594)	(100,750)	(88,195)
Adjusted selling, general and administrative expenses as % of revenues	(17.8)%	(18.5)%	(17.3)%	(18.0)%

Reconciliation of Adjusted Profit from Operations
Profit from Operations	198,962	206,707	54,951	55,179
Share-based compensation expense - Equity settled	72,171	55,213	19,753	14,532
Acquisition-related charges (a)	46,993	27,456	14,416	9,268
Adjusted Profit from Operations	318,126	289,376	89,120	78,979
Adjusted Profit from Operations margin	15.2%	16.3%	15.3%	16.1%

Reconciliation of Net income for the period
Net income for the period	158,538	148,891	42,133	39,185
Share-based compensation expense - Equity settled	72,099	55,213	19,722	14,532
Acquisition-related charges (a)	48,205	28,765	17,566	10,856
Tax effect of non-IFRS adjustments	(28,724)	(15,146)	(8,344)	(4,437)
Adjusted Net income	250,118	217,723	71,077	60,136
Adjusted Net income margin	11.9%	12.2%	12.2%	12.3%

Calculation of Adjusted Diluted EPS
Adjusted Net income	250,118	217,723	71,077	60,136
Diluted shares	43,594	42,855	43,970	43,079
Adjusted Diluted EPS	5.74	5.08	1.62	1.40

(a)	Acquisition-related charges include, when applicable, amortization of purchased intangible assets included in depreciation and amortization expense line on our consolidated statements of comprehensive income, interest charges on acquisition-related indebtedness, external deal costs, acquisition-related retention bonuses, integration costs, changes in the fair value of contingent consideration liabilities, charges for impairment of acquired intangible assets and other acquisition-related costs. We cannot provide acquisition-related charges on a forward-looking basis without unreasonable effort as such charges may fluctuate based on the timing, size, and complexity of future acquisitions as well as other uncertainty inherent in mergers and acquisitions.

Globant S.A.

Schedule of Supplemental Information (unaudited)

Metrics	Q4 2022	Q1 2023	Q2 2023	Q3 2023	Q4 2023
Total Employees	27,122	26,288	25,947	27,505	29,150
IT Professionals	25,331	24,496	24,163	25,575	27,116

North America Revenues %	61.7	61.4	60.6	58.9	57.4
Latin America Revenues %	22.7	21.8	22.0	21.6	22.9
EMEA Revenues %	11.9	13.4	14.1	16.5	17.2
Asia and Oceania Revenues %	3.7	3.4	3.3	3.0	2.5

USD Revenues %	77.5	74.8	73.9	72.5	68.6
Other Currencies Revenues %	22.5	25.2	26.1	27.5	31.4

Top Customer %	10.8	9.4	8.8	8.7	8.2
Top 5 Customers %	25.1	24.5	23.7	22.5	21.4
Top 10 Customers %	34.3	34.8	33.3	32.2	30.8

Customers Served (Last Twelve Months)*	1,249	1,342	1,388	1,544	1,610
Customers with >$1M in Revenues (Last Twelve Months)	259	276	283	305	311

(*) Represents customers with more than $10,000 in revenues in the last twelve months.

Investor Relations Contact:

Arturo Langa, Globant

investors@globant.com

+1 (877) 215-5230

Media Contact:

Wanda Weigert, Globant

pr@globant.com

+1 (877) 215-5230

Source: Globant